NORWEST FINANCIAL, INC.

      Computation of Ratios of Earnings to Fixed Charges

                          Exhibit 12

                                  Years Ended December 31,

(Thousands of Dollars)
                        1997       1996       1995       1994
1993

Net earnings          $269,450   $276,331   $267,941   $223,340
$203,297


Add:

  Fixed charges:

  Interest including
    amortization of
    debt expense       401,736    372,859    359,079    259,605
242,440
One third of rentals*   12,107     10,748     10,317      9,747
10,146

  Total fixed charges  413,843    383,607    369,396    269,352
252,586

  Provision for
    income taxes       144,082    148,096    147,873    116,900
104,228

  Total net earnings,
    fixed charges and
    income taxes -
    "Earnings"        $827,375   $808,034   $785,210   $609,592
$560,111


Ratio of earnings
  to fixed charges        2.00       2.11       2.13       2.26
2.22



* One-third of rentals is deemed representative of the interest factor.